SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1
CA/CAAS Rua da Quitanda, No. 196, 25th floor. 22210-030 Rio de Janeiro - RJ Phone #: (21) 2514-5641 Excerpt of DEL-191/2019. RCA 842, ended 09.11.2019.

CERTIFICATE

EXCERPT OF THE MINUTES OF THE 842nd MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE (Corporate Registration Identification Number) 53300000859/CNPJ (Brazilian Registration of Legal Entities) no. 00001180/0001-26

This is to certify, for all due intents and purposes that, on September 11, 2019, the Board of Directors of Eletrobras closed its 842nd meeting by collecting the electronic votes under the terms of item 8.6.3 of the Internal Regulations. The meeting was chaired by Director JOSÉ GUIMARÃES MONFORTE. The following Directors manifested and voted WILSON PINTO FERREIRA JR., MAURO GENTILE RODRIGUES CUNHA, FELIPE VILLELA DIAS, RICARDO BRANDÃO SILVA, RUY FLAKS SCHNEIDER, BRUNO EUSTAQUIO FERREIRA CASTRO DE CARVALHO, LUIZ EDUARDO DOS SANTOS MONTEIRO, MARCELO DE SIQUEIRA FREITAS, VICENTE FALCONI CAMPOS and DANIEL ALVES FERREIRA. There was no register of absences. Resolution: DEL-191/2019, of 09.11.2019. Election of Eletrobras’ Generation Officer. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, exercising the powers conferred upon it, and substantiated by the rapporteur's statement, by integrity opinions, by the nominee’s assessment report and by the following documents, RESOLVED: ➢ DC Executive Summary No. 010, of 08.23.2019; ➢ Certificate of the 39th Meeting of the Management, People and Eligibility Committee ended on 09.09.2019; 1. approve the election of Mr. PEDRO LUIZ DE OLIVEIRA JATOBÁ, Brazilian, married, electrical engineer, bearer of ID card No. 846.051, issued by SSP/BA, enrolled with the CPF under No. 116.073.435-68, resident and domiciled at Praça Eugênio Jardim 15, apt. 302, Copacabana, Rio de Janeiro - RJ, as Eletrobras’ Chief Generation Officer, for a unified term of office from 07.27.2019 to 07.26.2021, without prejudice to art. 26, caput, of the Articles of Incorporation of ELETROBRAS, conditioning the validity of such election and the vesting in office to the execution of the respective tenure within the period set forth in art. 149, paragraph 1, of Act No. 6404/76; 2. determine that Corporate Governance Board - DCAG, Business Excellence Board - DSAE, Investor Relations Board - DFR, People Management Board - DSP, Information Technology Board - DSI, Communication Board - PRC, General Office - PRGS, and the Governance Office of the Board of Directors - CAAS adopt, within their respective scope of actions, the measures necessary for compliance with this Resolution. With no further business to be addressed, the collegiate ordered the issuance of this certificate, which after being read and approved, was signed by the Chairman of the Board of Directors of Eletrobras. Chairman of the Board: JOSÉ GUIMARÃES MONFORTE Directors: WILSON PINTO FERREIRA JR., MAURO GENTILE RODRIGUES CUNHA, FELIPE VILLELA DIAS, RICARDO BRANDÃO SILVA, RUY FLAKS SCHNEIDER, BRUNO EUSTAQUIO FERREIRA CASTRO DE CARVALHO, LUIZ EDUARDO DOS SANTOS MONTEIRO, MARCELO DE SIQUEIRA FREITAS, VICENTE FALCONI CAMPOS and DANIEL ALVES FERREIRA.

Rio de Janeiro, September 19, 2019.

JOSÉ GUIMARÃES MONFORTE

Chairman of the Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 20, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.